================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                Amendment No. 2*

                      FISHER SCIENTIFIC INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    338032105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Ulrika Ekman
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000
--------------------------------------------------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 19, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                             -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                                Page 1 of 9 Pages

================================================================================

--------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 338032105                                       Page  2  of  9  Pages
          ---------                                            ---    ---

--------------------------------------------------------------------------------
     1       NAME OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

             Credit Suisse First Boston, on behalf of the Credit Suisse First
             Boston business unit
--------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
     3       SEC USE ONLY

--------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

             Not applicable
--------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Switzerland
--------------------------------------------------------------------------------
                          7              SOLE VOTING POWER

                                         See Item 5
                         -------------------------------------------------------
                          8              SHARED VOTING POWER
    NUMBER OF SHARES
 BENEFICIALLY OWNED BY                   See Item 5
 EACH REPORTING PERSON   -------------------------------------------------------
          WITH            9              SOLE DISPOSITIVE POWER

                                         See Item 5
                         -------------------------------------------------------
                         10              SHARED DISPOSITIVE POWER

                                         See Item 5
--------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             See Item 5
--------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES       [ ]
             CERTAIN SHARES*

--------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             See Item 5
--------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             BK, HC, OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No.2 amends and supplements the Report on the Schedule 13D, originally filed on February 10, 1998 (as heretofore amended and supplemented, the "Schedule 13D") with respect to the shares of common stock, $0.01 par value per share (the "Shares") of Fisher Scientific International Inc., a Delaware corporation ("Fisher").

     Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

   Item 2.  Identity and Background.

     The response set forth in Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     "In accordance with Securities and Exchange Commission Release No. 34-39538 (January 12, 1998), this Schedule 13D is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the investment banking business (the "Reporting Person") of the Credit Suisse First Boston business unit (the "CSFB business unit"). The CSFB business unit is also comprised of an asset management business ("Asset Management"). The Reporting Person provides financial advisory and capital raising services, sales and trading for users and suppliers of capital around the world and invests in and manages private equity and venture capital funds. Asset Management provides asset management and investment advisory services to institutional, mutual fund and private investors worldwide. The address of the Bank's principal business and office is Uetlibergstrasse 231, P.O. Box 900, CH 8070 Zurich, Switzerland. The address of the Reporting Person's principal business and office in the United States is Eleven Madison Avenue, New York, New York 10010.

     The Bank owns directly a majority of the voting stock, and all of the non-voting stock, of Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation. The ultimate parent company of the Bank and CSFBI is Credit Suisse Group ("CSG"), a corporation formed under the laws of Switzerland. CSG is a global financial services company with two distinct business units. In addition to the CSFB business unit, CSG and its consolidated subsidiaries are comprised of the Credit Suisse Financial Services business unit. CSG's business address is Paradeplatz 8, P.O. Box 1, CH 8070 Zurich, Switzerland. CSFBI's business address is 11 Madison Avenue, New York, New York 10010.

     The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Banking business unit that engages in global private banking business, (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business.

     CSG, for purposes of the federal securities laws, may be deemed ultimately to control the Bank and the Reporting Person. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including Asset Management and the Credit Suisse Financial Services business unit) may beneficially own Shares to which this schedule relates and such Shares are not reported in this statement. CSG disclaims beneficial ownership of Shares beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of Shares beneficially owned by CSG, Asset Management and the Credit Suisse Financial Services business unit.

     As of November 3, 2000, CSFBI acquired all of the voting stock of Donaldson, Lufkin & Jenrette, Inc., a Delaware corporation, which was renamed Credit Suisse First Boston (USA), Inc. ("CSFB-USA"), and the following entities became indirect subsidiaries of CSFBI: (1) DLJ Merchant Banking Partners II, L.P., a Delaware limited partnership ("Partners II"); (2) DLJ Merchant Banking Partners II-A, L.P., a Delaware limited partnership ("Partners II-A"); (3) DLJ Millennium Partners, L.P., a Delaware limited partnership ("Millennium"); (4) DLJ Millennium

Partners-A, L.P. a Delaware limited partnership ("Millennium-A"); (5) DLJ Offshore Partners II, C.V., a Netherlands Antilles limited partnership ("Offshore II"); (6) DLJ EAB Partners, L.P., a Delaware limited partnership ("EAB"); (7) DLJ Merchant Banking II, LLC, a Delaware limited liability company ("MBII LLC"); (8) DLJ Merchant Banking II, Inc., a Delaware corporation ("MBII Inc."); (9) DLJ Diversified Partners, L.P., a Delaware limited partnership ("Diversified"); (10) DLJ Diversified Partners-A, L.P., a Delaware limited partnership ("Diversified-A"); (11) DLJ Diversified Associates, L.P., a Delaware limited partnership ("Diversified Associates"); (12) DLJ Diversified Partners, Inc., a Delaware corporation ("Diversified Partners"); (13) DLJ First ESC L.P., a Delaware limited partnership ("ESC"); (14) DLJ ESC II L.P., a Delaware limited partnership ("ESC II"), (15) DLJ LBO Plans Management Corporation, a Delaware corporation ("LBO"); (16) DLJ MB Funding II, Inc., a Delaware corporation ("Funding II"); (17) Credit Suisse First Boston Private Equity, Inc., formerly known as DLJ Capital Investors, Inc., a Delaware corporation ("DLJCI"); (18) UK Investment Plan 1997 Partners, a Delaware general partnership ("1997 Partners") and (19) UK Investment Plan 1997, Inc., a Delaware corporation ("Plan 1997" (together with the entities listed in (1) through (18) above, the "DLJ Entities")).

     Partners II, Partners II-A, Millennium, Millennium-A, Offshore II, EAB, Diversified, Diversified-A, Funding II, 1997 Partners, ESC, and ESC II are collectively referred to as the "DLJ Funds".

     Partners II, Partners II-A, Millenium and Millenium-A are Delaware limited partnerships which make investments for long term appreciation. MBII LLC is the Associate General Partner of Partners II and Partners II-A. MBII INC is the Managing General Partner of Partners II and Partners II-A. MBII LLC and MBII INC make all of the investment decisions on behalf of Partners II and Partners II-A.

     EAB is Delaware limited partnership which makes investments for long term appreciation. MBII LLC is the Associate General Partner of EAB and LBO is the Managing General Partner of EAB. MBII LLC and LBO make all of the investment decisions on behalf of EAB.

     Offshore II is a Netherlands Antilles limited partnership which makes investments for long term appreciation. MBII LLC is the Associate General Partner of Offshore II. MBII INC is the Advisory General Partner of Offshore II. MBII LLC and MBII INC make all of the investment decisions on behalf of Offshore.

     MBII LLC is a Delaware limited liability company and is a registered investment adviser. As the Associate General Partner of Partners II, Partners II-A, Millennium, Millennium II-A, EAB and Offshore II, MBII LLC, in conjunction with MBII INC, participates in investment decisions made on behalf of these entities. MBII INC is the managing member of MBII LLC.

     MBII INC is a Delaware corporation and is a registered investment adviser. As the Managing General Partner of Partners II, Partners II-A, Millennium and Millennium-A, and the Advisory General Partner Offshore II, MBII INC is responsible for the day to day management of these entities and, in conjunction with MBII LLC, participates in investment decisions made on behalf of these entities. MBII INC is a wholly owned subsidiary of DLJCI.

     Diversified and Diversified-A are Delaware limited partnerships which make investments for long term appreciation. A portion of Diversified and Diversified-A's capital commitments are dedicated to making side-by- side investments with Partners II and Partners II-A, respectively. Diversified Associates is the Associate General Partner of Diversified and Diversified-A and Diversified Partners is the Managing General Partner of Diversified and Diversified-A. Diversified Partners is responsible for the day to day management of Diversified and Diversified-A.

     Diversified Associates is a Delaware limited partnership and a registered investment adviser. As the Associate General Partner of Diversified and Diversified-A, Diversified Associates, in conjunction with Diversified Partners and subject to the terms of the Diversified Agreement, participates in the management of investments of Diversified. Diversified Partners is the general partner of Diversified Associates.

     Diversified Partners is a Delaware corporation and a registered investment adviser. As the Managing General Partner of Diversified and Diversified-A, Diversified Partners is responsible for the day to day management of Diversified and Diversified-A. In conjunction with Diversified Associates, Diversified Partners participates in the investment decisions made on behalf of Diversified and Diversified-A. Diversified Partners is a wholly owned subsidiary of DLJCI.

     ESC and ESC II are Delaware limited partnerships and "employee securities company" as defined in the Investment Company Act of 1940, as amended ("ESC"). LBO, as the Managing General Partner of ESC and ESC II, makes all of the investments decisions on behalf of ESC and ESC II.

     LBO is a Delaware corporation and a registered investment adviser. LBO is a wholly owned subsidiary of DLJCI. As the Managing General Partner of EAB, ESC and ESC II, LBO is responsible for the day-to-day management of EAB, ESC and ESC II.

     Funding II is a Delaware corporation which makes investments for long term appreciation generally side-by- side with Partners II. Funding II is a wholly owned subsidiary of DLJCI.

     DLJCI is a Delaware corporation a holding company. DLJCI is a wholly owned subsidiary of CSFB-USA.

     1997 Partners is a Delaware general partnership which makes investments for long term appreciation generally side-by-side with Partners II. Plan 1997 and CSFB-USA are each general partners of 1997 Partners.

     Plan 1997 is a Delaware corporation. Plan 1997 is a wholly owned subsidiary of CSFB-USA.

     CSFB-USA is a publicly held Delaware corporation. CSFB-USA directly owns all of the capital stock of DLJCI and Plan 1997. CSFB-USA, acting on its own behalf or through its subsidiaries, is a registered broker/dealer and registered investment adviser engaged in investment banking, institutional trading and research, investment management and financial and correspondent brokerage services.

     The name, business address, citizenship, present principal occupation or employment and the name and business address of any corporation or organization in which each such employment is conducted, of each executive officer or director of the Reporting Person, CSFBI, CSFB-USA, and those DLJ Entities that are corporations are set forth on Schedules A through J attached hereto, each of which is incorporated by reference herein.

     During the past five (5) five years none of the Reporting Person, CSFBI, SCFB-USA, the DLJ Entities nor, to the best knowledge of the Reporting Person, any of the other persons listed on Schedules A through J attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws."

   Item 4.  Purpose of the transaction.

     The response set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding, after the second paragraph, the following:

     "On January 18, 2002, Fisher filed a registration statement with the Securities and Exchange Commission relating to a secondary public offering of up to 1,093,187 Shares beneficially owned by the Reporting Person (plus up to an additional 163,978 Shares pursuant to an over-allotment option granted to the underwriters). On February 13, 2002, Fisher, pursuant to Rule 462(b) under the Securities Act of 1933, as amended, filed a registration statement increasing the size of the offering to up to 1,202,505 Shares beneficially owned by the Reporting Person (plus up to an additional 180,376 Shares pursuant to an over-allotment option granted to the underwriters). The Reporting Person sold 1,202,505 Shares in such offering on February 19, 2002.

     This Amendment No. 2 to the Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state."

   Item 5.  Interest in Securities of the Issuer.

     The response set forth in (a) and (b) of Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:

     (i) by deleting the fourth paragraph and the first sentence of the fifth paragraph and replacing them with the following:

     "In addition, Fisher, the THL Entities, the Institutional Investors (and together with the THL Entities, the "Equity Investors"), and the Management Investors have entered into an Amended and Restated Investors' Agreement dated as of March 29, 1999 (filed hereto and made part hereof as Exhibit 7), as amended by Amendment No. 1, dated May 14, 2000, and Amendment No. 2, dated May 2, 2001 (filed hereto and made part hereof as Exhibit 8 and Exhibit 9, respectively) (the "Investors' Agreement"). The Investors' Agreement, together with the Subscription Agreement and the Warrant Acquisition Agreement, are sometimes referred to herein as the "Agreements."

     Pursuant to the Investors' Agreement, the Board of Directors of Fisher will comprise at least nine and no more than ten members, of whom three will be nominated by Equity Fund III, one will be nominated by THL FSI, one will be nominated by Partners II, one will be Paul M. Montrone and one will be Paul M. Meister (Montrone and Meister collectively, the "Management Directors".)"

     (ii) by deleting the twentieth through thirty-third paragraphs and replacing them with the following:

     "In connection with the sale of 1,202,505 Shares referred to in Item 4, the Reporting Persons entered into an Underwriting Agreement, dated February 12, 2002 (the "Underwriting Agreement", a form of which is filed hereto and made part hereof as Exhibit 10), and a related Custody Agreement and Power of Attorney (filed hereto and made part hereof as Exhibit 11 and Exhibit 12, respectively), among Goldman, Sachs & Co., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated (collectively, the "Underwriters"), the Reporting Person and certain other selling stockholders identified therein (collectively, the "Selling Stockholders"). Pursuant to the Underwriting Agreement, the Selling Stockholders granted to the Underwriters an option to purchase up to 1,072,500 Shares to cover over-allotments. If the Underwriters exercise such option, the Reporting Person will sell the additional Shares necessary to exercise the option exercise ratably in proportion to the number of Shares offered by the Selling Stockholders before the option exercise. In addition, the Selling Stockholders agreed that, without the prior consent of Goldman, Sachs & Co., they would not sell or otherwise dispose of any Shares (or securities convertible into or exchangeable for Shares) for a period of 90 days after the sale under the Underwriting Agreement.

     As of the date of this Amendment No. 2, Partners II directly holds 3,055,406 Shares and Warrants convertible into an additional 313,745 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, Partners II-A directly holds 121,679 Shares and Warrants convertible into an additional 12,495 Shares and has the shared power to vote and direct the disposition of such Shares and

Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, Millennium directly holds 49,403 Shares and Warrants convertible into an additional 5,075 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, Millennium-A directly holds 9,636 Shares and Warrants convertible into an additional 990 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, EAB directly holds 13,719 Shares and Warrants convertible into an additional 1,410 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, Offshore II directly holds 150,251 Shares and Warrants convertible into an additional 15,430 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, Diversified directly holds 178,634 Shares and Warrants convertible into an additional 18,345 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, Diversified-A directly holds 66,339 Shares and Warrants convertible into an additional 6,810 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, Funding II directly holds 542,476 Shares and Warrants convertible into an additional 55,700 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, 1997 Partners directly holds 80,838 Shares and Warrants convertible into an additional 8,300 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, ESC directly holds 5,877 Shares and Warrants convertible into an additional 605 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     As of the date of this Amendment No. 2, ESC II directly holds 576,172 Shares and Warrants convertible into an additional 59,165 Shares and has the shared power to vote and direct the disposition of such Shares and Warrants, in accordance with the relationships described in Item 2.

     In addition, in the ordinary course of the Reporting Person's business, CSFBI directly holds approximately 19,648 Shares in proprietary trading and investment accounts.

     As a result of the holdings of Fisher's securities described above, the Reporting Person may be deemed to beneficially own indirectly 5,369,784 Shares, representing 9.8% of the outstanding Shares."

     The response set forth in (c) of Item 5 of the Schedule 13D is hereby deleted and replaced by the following:

     "Other than the sales of Shares in the secondary public offering described under Item 4 and Item 5(a) and (b), no transaction in the Shares or Warrants has been effected in the last 60 days by the Reporting Person, CSFBC, CSFBI, CSFB-USA or the DLJ Entities, except that CSFBC has effectuated transactions in the Shares as a market maker in the ordinary course of business."

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by deleting the second paragraph and replacing it with the following:

     "A copy of each of the Investor's Subscription Agreement, the Common Stock Warrant Acquisition Agreement, the Merger Agreement, the Investors' Agreement and the form of Underwriting Agreement are attached hereto as Exhibit 3, 4, 6, 7, 8, 9 and 10 and are incorporated herein by reference. The summaries of the terms of the Investor's Subscription Agreement, the Common Stock Warrant Acquisition Agreement, the Merger Agreement, the Investors' Agreement and the Underwriting Agreement, set forth herein, are qualified in their entirety by reference to the respective exhibits."

   Item 7.  Material to be Filed as Exhibits.

     The response set forth in Item 7 of the Schedule 13D is hereby amended by deleting Exhibit 5 in its entirety and by adding the following:

     "Exhibit 7:    Amended and Restated Investors' Agreement dated as of
                    March 29, 1999 among Fisher Scientific International Inc.
                    and the investors named therein.

     Exhibit 8: Amendment No. 1, dated May 14, 2000, to the Investors' Agreement dated as of March 29, 1999 among Fisher Scientific International Inc. and the investors named therein.

     Exhibit 9: Amendment No. 2, dated May 2, 2001, to the Amended and Restated Investors' Agreement dated as of March 29, 1999 among Fisher Scientific International Inc. and the investors named therein.

     Exhibit 10: Underwriting Agreement, dated February 12, 2002, among Goldman, Sachs & Co., Credit Suisse First Boston Corporation, J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley & Co. Incorporated, and the selling stockholders identified therein.

     Exhibit 11: Form of Custody Agreement, dated February 4, 2002 among Fisher Scientific International Inc. and the selling stockholders identified therein.

     Exhibit 12: Form of Power of Attorney, dated February 12, 2002, duly executed and delivered to Fisher Scientific International Inc. by the selling stockholders identified therein."

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 20, 2002

                                           CREDIT SUISSE FIRST BOSTON,
                                                acting solely on
                                                behalf of the Credit
                                                Suisse First Boston
                                                business unit


                                           By:   /s/ Ivy B. Dodes
                                                -------------------------------
                                                Name:  Ivy B. Dodes
                                                Title: Managing Director

                                    SCHEDULES

      Schedules A to J are hereby deleted in their entirety and replaced with the following:



                                                                     SCHEDULE A

                        Executive Officers and Directors
                                       of
                          DLJ Merchant Banking II, Inc.

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of DLJ Merchant Banking II, Inc. The business address of DLJ Merchant Banking II, Inc. is 11 Madison Avenue, New York, NY 10010.


Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Nicole Arnaboldi              11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Thompson Dean                 11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Peter T. Grauer               11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Hamilton E. James             11 Madison Avenue          Chairman; Managing Director, Credit                  USA
                              New York, NY 10010         Suisse First Boston (USA), Inc.

Lawrence M.v.D. Schloss       11 Madison Avenue          Managing Director and Chief Operating                USA
                              New York, NY 10010         Officer

Carlos Garcia                 11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Stuart S. Flamberg            11 Madison Avenue          Vice President and Director of Taxes                 USA
                              New York, NY 10010

Michael S. Isikow             11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Mark A. Competiello           11 Madison Avenue          Vice President and Tax Manager                       USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Senior Vice President and Controller                 USA
                              New York, NY 10010

George Varughese              11 Madison Avenue          Managing Director and Assistant Secretary            USA
                              New York, NY 10010


                                                                    SCHEDULE B

                        Executive Officers and Directors
                                       of
                         DLJ Diversified Partners, Inc.

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of DLJ Diversified Partners, Inc. The business address of DLJ Diversified Partners, Inc. is 11 Madison Avenue, New York, NY 10010.


Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Hamilton E. James             11 Madison Avenue          Chairman; Managing Director, Credit                  USA
                              New York, NY 10010         Suisse First Boston (USA), Inc.

Lawrence M.v.D. Schloss       11 Madison Avenue          Managing Director and Chief Operating                USA
                              New York, NY 10010         Officer

Nicole Arnaboldi              11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Thompson Dean                 11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Peter T. Grauer               11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Susan C. Schnabel             11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Barry A. Scholem              11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Vice President and Controller                        USA
                              New York, NY 10010

Stuart S. Flamberg            11 Madison Avenue          Vice President and Director of Taxes                 USA
                              New York, NY 10010

Ivy B. Dodes                  11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Michael S. Isikow             11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Mark A. Competiello           11 Madison Avenue          Vice President and Tax Manager                       USA
                              New York, NY 10010


                                                                     SCHEDULE C

                        Executive Officers and Directors
                                       of
                             DLJMB Funding II, Inc.

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of DLJMB Funding II, Inc. The business address of DLJMB Funding II, Inc. is 11 Madison Avenue, New York, NY 10010.


Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Anthony F. Daddino            11 Madison Avenue          President; Executive Vice President and              USA
                              New York, NY 10010         Chief Financial Officer, Credit Suisse First
                                                         Boston (USA), Inc.

Hamilton E. James             11 Madison Avenue          Chairman; Managing Director, Credit                  USA
                              New York, NY 10010         Suisse First Boston (USA), Inc.

Lawrence M.v.D. Schloss       11 Madison Avenue          Managing Director and Chief Operating                USA
                              New York, NY 10010         Officer

Raymond M. Disco              11 Madison Avenue          Treasurer                                            USA
                              New York, NY 10010

Stuart S. Flamberg            11 Madison Avenue          Vice President and Deputy Director of                USA
                              New York, NY 10010         Taxes

Edward W. Flynn               11 Madison Avenue          Vice President and Director of Taxes                 USA
                              New York, NY 10010

Ivy B. Dodes                  11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Lori M. Russo                 11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Rhonda G. Matty               11 Madison Avenue          Assistant Secretary                                  USA
                              New York, NY 10010

Mark A. Competiello           11 Madison Avenue          Vice President and Tax Manager                       USA
                              New York, NY 10010




                                                                     SCHEDULE D

                        Executive Officers and Directors
                                       of
                 Credit Suisse First Boston Private Equity, Inc.

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of Credit Suisse First Boston Private Equity, Inc. The business address of Credit Suisse First Boston Private Equity, Inc. is 11 Madison Avenue, New York, NY 10010.


Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Hamilton E. James             11 Madison Avenue          Chairman; Managing Director, Credit                  USA
                              New York, NY 10010         Suisse First Boston (USA), Inc.

Lawrence M.v.D. Schloss       11 Madison Avenue          Managing Director and Chief Executive                USA
                              New York, NY 10010         Officer

Charles G. Ward, III          11 Madison Avenue          Director                                             USA
                              New York, NY 10010

George R. Hornig              11 Madison Avenue          Chief Operating Officer                              USA
                              New York, NY 10010

Kenneth J. Lohsen             11 Madison Avenue          Controller                                           USA
                              New York, NY 10010

Stuart S. Flamberg            11 Madison Avenue          Vice President and Deputy Director of                USA
                              New York, NY 10010         Taxes

Laura Raftery                 11 Madison Avenue          Treasurer                                            USA
                              New York, NY 10010

Lindsay Hollister             11 Madison Avenue          Vice President and General Cousel                    USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Chief Financial Officer                              USA
                              New York, NY 10010

Michael Arpey                 11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Ivy B. Dodes                  11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Sean Lammers                  11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Edward S. Nadel               11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

David M. Russell              11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010











Peter Song                    11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Mina Yu                       11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Lori M. Russo                 11 Madison Avenue          Secretary                                            USA
                              New York, NY 10010

Rhonda G. Matty               11 Madison Avenue          Assistant Secretary                                  USA
                              New York, NY 10010

Nicole Arnaboldi              11 Madison Avenue          Chief Operating Officer - Fund                       USA
                              New York, NY 10010         Management

Mark A. Competiello           11 Madison Avenue          Vice President and Tax Manager                       USA
                              New York, NY 10010



                                                                    SCHEDULE E

                        Executive Officers and Directors
                                       of
                      DLJ LBO Plans Management Corporation

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of DLJ LBO Plans Management Corporation. The business address of DLJ LBO Plans Management Corporation is 11 Madison Avenue, New York, NY 10010.

Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Anthony F. Daddino            11 Madison Avenue          Chief Administrative Officer, Credit                 USA
                              New York, NY 10010         Suisse First Boston business unit

Joseph F. Huber               11 Madison Avenue          Director                                             USA
                              New York, NY 10010

David C. O'Leary              11 Madison Avenue          Director                                             USA
                              New York, NY 10010

Stuart S. Flamberg            11 Madison Avenue          Vice President and Deputy Director of                USA
                              New York, NY 10010         Taxes

Raymond M. Disco              11 Madison Avenue          Treasurer                                            USA
                              New York, NY 10010

Ivy B. Dodes                  11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Thomas Prevost                11 Madison Avenue          Vice President and Director of Taxes                 USA
                              New York, NY 10010

Anthony F. Daddino            11 Madison Avenue          President                                            USA
                              New York, NY 10010

James D. Allen                11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Michael Arpey                 11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Gregory W. Burnes             11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

John S. Ficarra               11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Joseph F. Huber               11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Matthew C. Kelly              11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010




Peter J. Murray               11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Edward S. Nadel               11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

David C. O'Leary              11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

David M. Russell              11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Richard A. Scardina           11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Mina Yu                       11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Lori M. Russo                 11 Madison Avenue          Secretary                                            USA
                              New York, NY 10010

Rhonda G. Matty               11 Madison Avenue          Assistant Secretary                                  USA
                              New York, NY 10010

Mark A. Competiello           11 Madison Avenue          Vice President and Tax Manager                       USA
                              New York, NY 10010

Edward W. Flynn               11 Madison Avenue          Vice President and Deputy Director of                USA
                              New York, NY 10010         Taxes

Edward A. Poletti             11 Madison Avenue          Senior Vice President and Controller                 USA
                              New York, NY 10010

                                                                    SCHEDULE  F

                        Executive Officers and Directors
                                       of
                          UK Investment Plan 1997, Inc.

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of UK Investment Plan 1997, Inc. The business address of UK Investment Plan 1997, Inc. is 11 Madison Avenue, New York, NY 10010.


Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Mark A. Competiello           11 Madison Avenue          Vice President and Tax Manager; Senior               USA
                              New York, NY 10010         Vice President and Tax Manager, Credit
                                                         Suisse First Boston (USA), Inc.

Stuart S. Flamberg            11 Madison Avenue          Vice President and Director of Taxes;                USA
                              New York, NY 10010         Senior Vice President and Director of
                                                         Taxes, Credit Suisse First Boston (USA),
                                                         Inc.

Anthony F. Daddino            11 Madison Avenue          President                                            USA
                              New York, NY 10010

Ivy B. Dodes                  11 Madison Avenue          Vice President                                       USA
                              New York, NY 10010

Edward A. Poletti             11 Madison Avenue          Senior Vice President and Controller                 USA
                              New York, NY 10010



                                                                     SCHEDULE G





                        Executive Officers and Directors
                                       of
                     Credit Suisse First Boston Corporation

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of Credit Suisse First Boston Corporation. The business address of Credit Suisse First Boston Corporation is 11 Madison Avenue, New York, NY 10010.



Name                          Business Address              Title and Present Principal Occupation        Citizenship
----                          ----------------              --------------------------------------        -----------
Brady W. Dougan               11 Madison Avenue          Managing Director; Head of Equities,                 USA
                              New York, NY 10010         Credit Suisse First Boston business unit

Hamilton E. James             11 Madison Avenue          Managing Director; Co-Head of                        USA
                              New York, NY 10010         Investment Banking, Credit Suisse First
                                                         Boston business unit

John J. Mack                  11 Madison Avenue          President and Chief Executive Officer                USA
                              New York, NY 10010

Carlos Onis                   11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Richard E. Thornburgh         11 Madison Avenue          Managing Director; Vice Chairman of the              USA
                              New York, NY 10010         Executive Board and Chief Financial
                                                         Officer, Credit Suisse First Boston
                                                         business unit and Member of the Executive
                                                         Board, Credit Suisse Group

Charles G. Ward, III          11 Madison Avenue          Managing Director; Co-Head of                        USA
                              New York, NY 10010         Investment Banking, Credit Suisse First
                                                         Boston business unit

Gregory W. Burnes             11 Madison Avenue          Bank Account Officer                                 USA
                              New York, NY 10010

William M. Chandler           11 Madison Avenue          Deputy General Counsel                               USA
                              New York, NY 10010

Raymond Dorado                11 Madison Avenue          Deputy General Counsel                               USA
                              New York, NY 10010

Andrew M. Hutcher             11 Madison Avenue          Deputy General Counsel                               USA
                              New York, NY 10010

David Brodsky                 11 Madison Avenue          General Counsel                                      USA
                              New York, NY 10010

Richard F. Brueckner          11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010

Michael Campbell              11 Madison Avenue          Managing Director                                    USA
                              New York, NY 10010






Anthony F. Daddino            11 Madison Avenue          Managing Director; Chief Administrative              USA
                              New York, NY 10010         Officer, Credit Suisse First Boston
                                                         business unit

D. Wilson Ervin               11 Madison Avenue          Managing Director; Head of Strategic Risk            USA
                              New York, NY 10010         Management, Credit Suisse First Boston
                                                         business unit

Robert C. O'Brien             11 Madison Avenue          Managing Director; Chief Credit Officer,             USA
                              New York, NY 10010         Credit Suisse First Boston business unit

David C. Fisher               11 Madison Avenue          Chief Financial Officer; Chief Accounting            USA
                              New York, NY 10010         Officer, Credit Suisse First Boston
                                                         business unit

Frank J. DeCongelio           11 Madison Avenue          Head of Operations; Managing Director,               USA
                              New York, NY 10010         Credit Suisse First Boston

Lori M. Russo                 11 Madison Avenue          Secretary                                            USA
                              New York, NY 10010

Rhonda G. Matty               11 Madison Avenue          Assistant Secretary                                  USA
                              New York, NY 10010

Lewis H. Wirshba              11 Madison Avenue          Treasurer; Treasurer, Credit Suisse First            USA
                              New York, NY 10010         Boston business unit

Zev A. Kindler                11 Madison Avenue          Assistant Treasurer                                  USA
                              New York, NY 10010

Rochelle Pullman              11 Madison Avenue          Controller                                           USA
                              New York, NY 10010

Thomas A. DeGennaro           11 Madison Avenue          Deputy Director of Taxes                             USA
                              New York, NY 10010

Peter J. Murray               11 Madison Avenue          Bank Account Officer                                 USA
                              New York, NY 10010



                                                                    SCHEDULE  H



                        Executive Officers and Directors
                                       of
                     Credit Suisse First Boston (USA), Inc.

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of Credit Suisse First Boston (USA), Inc. The business address of Credit Suisse First Boston (USA), Inc. is 11 Madison Avenue, New York, NY 10010.


Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
Robert M. Bavlis            11 Madison Avenue            Board Member                                         USA
                            New York, NY 10010

Anthony F. Daddino          11 Madison Avenue            Chief Financial and Administrative Officer           USA
                            New York, NY 10010           and Board Member; Chief Administrative
                                                         Officer, Credit Suisse First Boston
                                                         business unit

Brady W. Dougan             11 Madison Avenue            Head of the Securities Division and Board            USA
                            New York, NY 10010           Member; Head of Equities, Credit Suisse
                                                         First Boston business unit

Carol B. Einiger            11 Madison Avenue            Board Member                                         USA
                            New York, NY 10010

Hamilton E. James           11 Madison Avenue            Co-Head of Investment Banking and                    USA
                            New York, NY 10010           Board Member; Co-Head of Investment
                                                         Banking, Credit Suisse First Boston
John J. Mack                11 Madison Avenue            President and Chief Executive Officer                USA
                            New York, NY 10010

Philip K. Ryan              11 Madison Avenue            Board Member; Member of the Executive                USA
                            New York, NY 10010           Board and Chief Financial Officer, Credit
                                                         Suisse Group

Richard E. Thornburgh       11 Madison Avenue            Division Head-Finance, Administration                USA
                            New York, NY 10010           and Operations; Vice Chairman of the
                                                         Executive Board and Chief Financial
                                                         Officer, Credit Suisse First Boston
                                                         business unit and Member of the Executive
                                                         Board, Credit Suisse Group

Maynard J. Toll, Jr.        11 Madison Avenue            Board Member                                         USA
                            New York, NY 10010

Stephen R. Volk             11 Madison Avenue            Board Member                                         USA
                            New York, NY 10010






Charles G. Ward, III        11 Madison Avenue            Co-Head of Investment Banking and                    USA
                            New York, NY 10010           Board Member; Co-Head of Investment
                                                         Banking, Credit Suisse First Boston
                                                         business unit

Raymond M. Disco            11 Madison Avenue            Assistant Treasurer                                  USA
                            New York, NY 10010

David C. Fisher             11 Madison Avenue            Chief Accounting Officer                             USA
                            New York, NY 10010

Robert C. O'Brien           11 Madison Avenue            Chief Credit Officer; Head of Private                USA
                            New York, NY 10010           Equity, Credit Suisse First Boston business
                                                         unit

Andrew B. Federbusch        11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010

Neil Moskowitz              11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010

Carlos Onis                 11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010

Neil Radey                  11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010

Charles Stonehill           11 Madison Avenue            Managing Director                                    GBR
                            New York, NY 10010

Luther L. Terry, Jr.        11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010

Stephen R. Volk             11 Madison Avenue            Managing Director                                    USA
                            New York, NY 10010

Lewis H. Wirshba            11 Madison Avenue            Treasurer                                            USA
                            New York, NY 10010

Lori M. Russo               11 Madison Avenue            Secretary                                            USA
                            New York, NY 10010

Rhonda G. Matty             11 Madison Avenue            Assistant Secretary                                  USA
                            New York, NY 10010

David Brodsky               11 Madison Avenue            Managing Director and General Counsel                USA
                            New York, NY 10010

Gregory W. Burnes           11 Madison Avenue            Bank Account Officer                                 USA
                            New York, NY 10010

D. Wilson Ervin             11 Madison Avenue            Head of Strategic Risk Management                    USA
                            New York, NY 10010

Peter J. Murray             11 Madison Avenue            Bank Account Officer                                 USA
                            New York, NY 10010


                                                                     SCHEDULE I


                        Executive Officers and Directors
                                       of
                        Credit Suisse First Boston, Inc.

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of Credit Suisse First Boston, Inc. The business address of Credit Suisse First Boston, Inc. is 11 Madison Avenue, New York, NY 10010.


Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
Anthony F. Daddino          11 Madison Avenue            Managing Director and Chief                          USA
                            New York, NY 10010           Administrative Officer; Chief
                                                         Administrative Officer, Credit Suisse First
                                                         Boston business unit

Brady W. Dougan             11 Madison Avenue            Managing Director and Head of Equities,              USA
                            New York, NY 10010           Credit Suisse First Boston business unit

Hamilton E. James           11 Madison Avenue            Managing Director and Division Co-Head               USA
                            New York, NY 10010           of Investment Banking

John J. Mack                11 Madison Avenue            President and Chief Executive Officer                USA
                            New York, NY 10010

Richard E. Thornburgh       11 Madison Avenue            Chief Financial Officer                              USA
                            New York, NY 10010

Adrian R. T. Cooper         11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

Neil Moskowitz              11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

David C. O'Leary            11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

Carlos Onis                 11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

Neil Radey                  11 Madison Avenue            Vice President                                       USA
                            New York, NY 10010

Charles Stonehill           11 Madison Avenue            Vice President                                       GBR
                            New York, NY 10010

Lori M. Russo               11 Madison Avenue            Secretary                                            USA
                            New York, NY 10010

Rhonda G. Matty             11 Madison Avenue            Assistant Secretary                                  USA
                            New York, NY 10010




Zev A. Kindler              11 Madison Avenue            Assistant Treasurer                                  USA
                            New York, NY 10010

David C. Fisher             11 Madison Avenue            Managing Director and Chief Accounting               USA
                            New York, NY 10010           Officer

Thomas A. DeGennaro         11 Madison Avenue            Deputy Director of Taxes                             USA
                            New York, NY 10010

D. Wilson Ervin             11 Madison Avenue            Managing Director and Head of Strategic              USA
                            New York, NY 10010           Risk Management

Robert C. O'Brien           11 Madison Avenue            Managing Director and Chief Credit                   USA
                            New York, NY 10010           Officer

Charles G. Ward, III        11 Madison Avenue            Managing Director and Co-Head of                     USA
                            New York, NY 10010           Investment Banking

Lewis H. Wirshba            11 Madison Avenue            Managing Director and Treasurer                      USA
                            New York, NY 10010


                                                                    SCHEDULE  J

                        Executive Officers and Directors
                                       of
                             the CSFB business unit

      The following table sets forth the name, business address, present principal occupation and citizenship of each executive board member and executive officer of the CSFB business unit. The business address of the CSFB business unit is 11 Madison Avenue, New York, NY 10010.

Name                        Business Address                Title and Present Principal Occupation        Citizenship
----                        ----------------                --------------------------------------        -----------
John J. Mack                11 Madison Avenue            Chairman of the Executive Board and                  USA
                            New York, NY 10010           Chief Executive Officer

Christopher Carter          17 Columbus Courtyard        Board Member and Head of Equities                    GBR
                            London, England E14          Derivatives and Convertibles
                            4DA

Brady W. Dougan             11 Madison Avenue            Board Member and Head of Securities                  USA
                            New York, NY 10010           (Fixed Income Division and Equities)

Hamilton E. James           11 Madison Avenue            Board Member and Co-Head of                          USA
                            New York, NY 10010           Investment Banking

Gary G. Lynch               11 Madison Avenue            Board Member and Head of Legal and                   USA
                            New York, NY 10010           Compliance

Thomas R. Nides             11 Madison Avenue            Board Member and Chief Administrative                USA
                            New York, NY 10010           Officer

Joe L. Roby                 11 Madison Avenue            Chairman Emeritus of the Executive Board             USA
                            New York, NY 10010           and Senior Advisor

Hector W. Sants             11 Madison Avenue            Board Member and Chief Executive of the              USA
                            New York, NY 10010           European, Middle East and African
                                                         Region

Richard E. Thornburgh       11 Madison Avenue            Vice Chairman of the Executive Board and             USA
                            New York, NY 10010           Chief Financial Officer

Stephen R. Volk             11 Madison Avenue            Board Member and Chairman of Credit                  USA
                            New York, NY 10010           Suisse First Boston business unit

Charles G. Ward III         11 Madison Avenue            Board Member and Co-Head of                          USA
                            New York, NY 10010           Investment Banking and Private Equity
